EXHIBIT 21.1

NATIONAL INTERSTATE CORPORATION

Company[1]	State/Jurisdiction

American Highways Insurance Agency, Inc.	OH
Explorer RV Insurance Agency, Inc.	OH
Hudson Indemnity, Ltd.	Cayman Islands
National Interstate Insurance Company	OH
National Interstate Insurance Company of Hawaii, Inc.	HI
National Interstate Insurance Agency, Inc.	OH
Safety, Claims & Litigation Services, Inc.	PA
Triumphe Casualty Company	PA
Hudson Management Group, Ltd.	U.S. Virgin Islands
Safety, Claims & Litigation Services, LLC.	MT

1 All subsidiary companies are wholly owned by National Interstate Corporation, except National Interstate Insurance Company of Hawaii, Inc. and Triumphe Casualty Company, which are wholly owned subsidiaries of National Interstate Insurance Company.